Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated June 25, 2007

Relating to Preliminary Prospectus dated June 12, 2007

Registration No. 333-143555

8,998,800 American Depositary Shares

Spreadtrum Communications, Inc.

REPRESENTING 26,996,400 ORDINARY SHARES

On June 25, 2007, Spreadtrum Communications, Inc. filed Amendment No. 3 to its Registration Statement on Form F-1 to update certain disclosures that had been provided in its Preliminary Prospectus dated June 12, 2007. The following summarizes certain terms of the disclosures in the preliminary prospectus included in Amendment No. 3 to the Registration Statement that did not appear in the Preliminary Prospectus dated June 12, 2007. References to “we,” “us,” “our, ” “our company” and “Spreadtrum” are used in the manner described in the Preliminary Prospectus dated June 12, 2007.

Increase in American Depositary Shares Offered by Selling Shareholders

The number of ADSs being offered by the selling shareholders has increased from 767,000 ADSs, as stated in our Preliminary Prospectus dated June 12, 2007, to 998,800 ADSs.

In addition, the number of ADSs that are subject to the underwriters’ over-allotment option and may be purchased from the selling shareholders has increased from 1,313,200 ADSs, as stated in our Preliminary Prospectus dated June 12, 2007, to 1,341,400 ADSs.

The Offering

ADSs offered:

By Spreadtrum	8,000,000 ADSs

By selling shareholders	998,800 ADSs

Total	8,998,800 ADSs

Over-allotment option:

The selling shareholders have granted a 30-day option (commencing from the date of this prospectus) to the underwriters to purchase up to an additional 1,341,400 ADSs to cover over-allotment options.

ADSs outstanding immediately after this offering:

Immediately after this offering, 8,998,800 ADSs (or 10,340,200 ADSs if the underwriters exercise the over-allotment option in full) will be outstanding.

Listing:

We have received approval to have our ADSs listed on the Nasdaq Global Market. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system.

Risk Factors—Risks Related To Our Business—Our corporate actions are substantially controlled by our principal shareholders and affiliated entities.

After this offering, our directors, executive officers, principal shareholders and their affiliated entities will own approximately 42.0% of our outstanding ordinary shares (assuming no exercise of the over-allotment option). These shareholders, acting individually or as a group, could exert substantial influence over matters such as electing directors and approving mergers or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the trading price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase shares in this offering. For more information regarding the influence of our principal shareholders and their affiliated entities, see “Principal and Selling Shareholders.”

Risk Factors—Risks Related to Our ADSs and this Offering—Substantial future sales or the perception of sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have 124,328,561 ordinary shares outstanding, including 26,996,400 ordinary shares represented by 8,998,800 ADSs (calculated based on 100,328,561 ordinary shares outstanding as of May 31, 2007 assuming the automatic conversion of all of our outstanding preference shares into 82,723,721 ordinary shares upon closing of this offering, but excluding 2,143,040 ordinary shares that were issued upon exercise of options by certain of our option holders between May 31, 2007 and the date of this prospectus). All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding after this offering will be available for sale, upon the expiration of the 180-day lock-up period beginning from the date of this prospectus, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. See “Shares Eligible for Future Sale” and “Underwriting” for a detailed description of the lock-up restrictions. Any or all of these shares may be released prior to expiration of the lock-up period at the discretion of the lead underwriters for this offering. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our ADSs could decline.

In addition, certain holders of our ordinary shares upon the expiration of the 180-day lock-up period will have rights, under certain conditions, to cause us to register under the Securities Act the sale of their ordinary shares. Registration of these shares under the Securities Act will result in these shares becoming freely tradable without restrictions under the Securities Act immediately upon the effectiveness of the registration. Sale of these registered shares in the public market could cause the price of our ADSs to decline. See “Related Party Transactions—Registration Rights.”

Dilution:

The sensitivity analysis set forth in the last paragraph on page 40 of our Preliminary Prospectus dated June 12, 2007 has been amended to read as follows:

Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a $1.00 increase (decrease) in the assumed initial public offering price of $12.00 per ADS would increase (decrease) our net tangible book value after giving effect to this offering by approximately $7.4 million. Consequently, the dilution in net tangible book value per ordinary share and per ADS to new investors in this offering would increase (decrease) by $0.27 per ordinary share, or $0.82 per ADS. The information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

Principal and Selling Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of May 31, 2007, assuming conversion of all of our outstanding preference shares into ordinary shares upon the completion of this offering, by:

•	each of our directors and executive officers;

•	each person known to us to own beneficially more than 5% of our ordinary shares; and

•	each selling shareholder.

The percentage of beneficial ownership of our ordinary shares before the offering is based on 100,328,561 ordinary shares, which includes 17,604,840 ordinary shares outstanding as of May 31, 2007 and gives effect to the automatic conversion of all our outstanding preference shares into 82,723,721 ordinary shares upon the closing of this offering, but excludes 2,143,040 ordinary shares that were issued upon exercise of options by certain of our option holders between May 31, 2007 and the date of this prospectus.

The percentage of beneficial ownership of our ordinary shares after the offering is based on ordinary shares outstanding after the offering, which includes the ordinary shares identified in the immediately preceding paragraph plus the ordinary shares to be sold by us in the offering.

Except as described in the footnotes below, we believe each shareholder has voting and investment power with respect to the ordinary shares indicated in the table as beneficially owned. Unless otherwise indicated in the footnotes below, the principal address of each of the shareholders below is c/o Spreadtrum Communications, Inc., Spreadtrum Center, Building No. 1, Lane 2288, Zuchongzhi Road, Zhangjiang, Shanghai 201203, People’s Republic of China.

Name and Address of Beneficial Owner	Ordinary Shares Beneficially Owned Prior to This Offering(1)		Ordinary Shares Being Sold in This Offering (assuming no exercise of the over- allotment option)		Ordinary Shares Beneficially Owned After This Offering(1) (assuming no exercise of the over-allotment option)		Additional Number of Ordinary Shares Being Sold in This Offering (assuming full exercise of the over-allotment option)		Ordinary Shares Beneficially Owned After This Offering(1) (assuming full exercise of the over- allotment option)
	Number	Percent(2)	Number	Percent(2)	Number	Percent(2)	Number	Percent(2)	Number	Percent(2)
Directors and Executive Officers:
Ping Wu(3)	5,493,360	5.34	—	—	5,493,360	4.33	—	—	5,493,360	4.33
Datong Chen(4)	5,276,539	5.16	—	—	5,276,539	4.18	—	—	5,276,539	4.18
Hao Chen(5)	—	—	—	—	—	—	—	—	—	—
Feng Deng(6)	1,171,387	1.17	—	—	1,171,387	*	—	—	1,171,387	*
Jong Hyun Kah(7)	—	—	—	—	—	—	—	—	—	—
Yungang (Ken) Lu(8)	—	—	—	—	—	—	—	—	—	—
Scott Sandell(9)	24,375,591	24.28	—	—	24,375,591	19.59	—	—	24,375,591	19.59
Carol Yu(10)	—	—	—	—	—	—	—	—	—	—
Qiang Cao	—	—	—	—	—	—	—	—	—	—
Renyong Fan(11)	2,890,972	2.86	—	—	2,890,972	2.31	—	—	2,890,972	2.31
Bin Lu(12)	1,243,750	1.24	—	—	1,243,750	*	—	—	1,243,750	*
Eva Wang	—	—	—	—	—	—	—	—	—	—
Richard Wei	—	—	—	—	—	—	—	—	—	—
Chengyun (Carson) Zhou	*	*	—	—	*	*	—	—	*	*
All current directors and executive officers as a group(13)	40,814,099	38.33	—	—	40,814,099	31.28	—	—	40,814,099	31.28
Principal and Selling Shareholders:
Entities affiliated with New Enterprise Associates 11, Limited Partnership(14)	24,322,630	24.24	—	—	24,322,630	19.56	—	—	24,322,630	19.56
Entities affiliated with Fortune Venture Investment Group:(15)	11,646,065	11.61	1,171,200	1.17	10,474,865	8.43	2,006,598	2.00	8,468, 267	6.81
Central Technology Venture Capital Investment Corp.	913,043	0.91	66,900	0.07	846,143	0.68	114,900	0.11	731,243	0.59
Communication Technology Venture Capital Investment Corp.	1,712,873	1.71	126,000	0.13	1,586,873	1.28	216,000	0.22	1,370,873	1.10
Emerging Technology Venture Capital Investment Corp.	339,633	0.34	24,600	0.02	315,033	0.25	42,300	0.04	272,733	0.22
Fortune IC Fund I	566,064	0.56	41,400	0.04	524,664	0.42	71,400	0.07	453,264	0.36
Fortune Technology Fund I Ltd.	847,146	0.84	62,100	0.06	785,046	0.63	106,800	0.01	678,246	0.55
Fortune Technology Fund II Ltd.	630,715	0.63	46,500	0.05	584,214	0.47	79,500	0.08	504,714	0.41
Fortunetech Seed Fund Ltd.	3,067,713	3.06	553,800	0.55	2,513,913	2.02	946,200	0.94	1,567,713	1.26
Golden Technology Venture Capital Investment Corp.	913,043	0.91	66,900	0.07	846,143	0.68	114,900	0.11	731,243	0.59
Grand Cathay & Fortune Technology Venture Capital Investment Corp.	339,639	0.34	24,600	0.02	315,039	0.25	42,399	0.04	272,640	0.22
Legend Technology Venture Capital Investment Corporation	339,639	0.34	24,600	0.02	315,039	0.25	42,399	0.04	272,640	0.22
NCTU Spring I Technology Venture Capital Investment Corporation	913,037	0.91	66,900	0.07	846,137	0.68	114,900	0.11	731,237	0.59
Titan Technology Venture Capital Investment Corporation	913,043	0.91	66,900	0.07	846,143	0.68	114,900	0.11	731,243	0.59
Other entities affiliated with Fortune Venture Investment Group	150,477	0.15	—	—	150,477	0.12	—	—	150,477	0.12
Entities affiliated with Pacific Venture Partners:(16)	7,800,302	7.77	695,400	0.69	7,104,902	5.71	84,600	0.08	7,020,302	5.65
Pacific Technology Advisors, LDC	830,687	0.83	74,400	0.07	756,287	0.61	8,700	0.01	747,587	0.60
Pacific Technology Partners, L.P.	4,557,227	4.54	405,900	0.40	4,151,327	3.34	49,800	0.05	4,101,527	3.30
Pacific United Technology, L.P.	2,412,388	2.40	215,100	0.21	2,197,288	1.77	26,100	0.03	2,171,188	1.75
Chien-Chun Chang(17)	283,137	0.28	44,100	0.04	239,037	0.19	75,900	0.08	163,137	0.13
Fortis Private Equity Asia Fund N.V.(18)	500,000	0.50	36,600	0.04	463,400	0.37	63,300	0.06	400,100	0.32
IP Fund One, L.P.(19)	2,543,504	2.54	939,000	0.94	1,604,504	1.29	1,604,502	1.6	2	*
Margaret Liu Living Trust(20)	266,667	0.27	18,300	0.02	248,367	0.20	31,500	0.03	216,867	0.17
Parawin Venture Capital Corp.(21)	1,695,669	1.69	73,500	0.07	1,622,169	1.30	126,300	0.13	1,495,869	1.20
Shanghai Hua Hong Int’1 Inc.(22)	2,345,698	2.34	18,300	0.02	2,327,398	1.87	31,500	0.03	2,295,898	1.85

*	Upon exercise of all options exercisable within 60 days of May 31, 2007, would beneficially own less than 1% of our ordinary shares.
(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. The number of ordinary shares beneficially owned includes ordinary shares that will be issued upon conversion of all of our outstanding preference shares. Such conversion will occur automatically upon the closing of this offering. The number of ordinary shares beneficially owned by the shareholders for the purposes of this table is the number of shares that would be beneficially owned after the closing of this offering. All options and warrants exercisable into ordinary shares within 60 days following May 31, 2007 are deemed to be outstanding and beneficially owned by the shareholder holding such options or warrants for the purpose of computing the number of shares beneficially owned by such shareholder. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.
(2)	Percentage of ordinary shares, including additional ordinary shares, being sold in this offering is based on 100,328,561 ordinary shares outstanding as of May 31, 2007. Percentage ownership after this offering is based on 124,328,561 ordinary shares outstanding immediately after the closing of this offering.
(3)	Includes 2,608,916 ordinary shares issuable upon exercise of options exercisable within 60 days of May 31, 2007 held by Dr. Wu, which have exercise prices that range from $0.15 to $3.96 per share and expiration dates that range from July 16, 2013 to March 28, 2017. Also includes 200,000 ordinary shares held by Dr. Wu’s son, George Wu, and 200,000 ordinary shares held by Dr. Wu’s son, Tony Wu.
(4)	Includes 2,025,328 ordinary shares issuable upon exercise of options exercisable within 60 days of May 31, 2007 held by Dr. Chen, which have exercise prices that range from $0.15 to $0.75 per share and expiration dates that range from July 16, 2013 to April 22, 2016.
(5)	The address for Mr. Chen is 10/F, Tower A, Raycom Info Tech Park, No.2 Kexueyuan Nan Lu, Zhongguancun, Haidian District, Beijing 100080, PRC.
(6)	Includes 94,792 ordinary shares issuable upon exercise of options exercisable within 60 days of May 31, 2007 held by Mr. Deng, which have exercise prices that range from $0.35 to $2.24 per share and expiration dates that range from October 27, 2015 to December 15, 2016; 92,958 ordinary shares held by Northern Light Partners Fund, L.P.; 172,600 ordinary shares held by Northern Light Strategic Fund, L.P.; and 797,703 ordinary shares held by Northern Light Venture Fund, L.P. Each of Northern Light Partners Fund, L.P., Northern Light Strategic Fund, L.P. and Northern Light Venture Fund, L.P. is affiliated with Northern Light Venture Capital. Mr. Deng makes voting and investment decisions with respect to all of our shares beneficially owned by Northern Light Partners Fund, L.P., Northern Light Strategic Fund, L.P. and Northern Light Venture Fund, L.P. Mr. Deng disclaims beneficial ownership of all of our shares held by Northern Light Partners Fund, L.P., Northern Light Strategic Fund, L.P. and Northern Light Venture Fund, L.P. except to the extent of his pecuniary interest therein. The address for Mr. Deng is c/o Northern Light Venture Capital, 2440 Sand Hill Road, Suite 201, Menlo Park, CA 94025.
(7)	The address for Mr. Kah is c/o SK Telecom Co., Ltd., 11, Euljiro, 2-ga, Jung-gu, Seoul 100-999, Korea.
(8)	The address for Mr. Lu is 2911 Shell Tower, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.
(9)	Includes 69,792 ordinary shares issuable upon exercise of options exercisable within 60 days of May 31, 2007 held by Mr. Sandell, which have exercise prices that range from $0.30 to $2.24 per share and expiration dates that range from February 2, 2015 to December 15, 2016, and the ordinary shares described in footnote 14 below with respect to New Enterprise Associates 11, Limited Partnership. The general partner for New Enterprise Associates 11, Limited Partnership is NEA Partners 11, Limited Partnership. The general partner for NEA Partners 11, Limited Partnership is NEA 11 GP, LLC. The individual managers of NEA 11 GP, LLC are M. James Barrett, Peter J. Barris, Forest Baskett, Ryan D. Drant, Krishna “Kittu” Kolluri, C. Richard Kramlich, Charles M. Linehan, Charles W. Newhall, III, Mark W. Perry, Scott D. Sandell and Eugene A. Trainor, III. Each of the individual managers may be deemed to have voting and dispositive power with respect to such shares of New Enterprise Associates 11, Limited Partnership listed. The individual managers do not have voting or dispositive power with respect to the shares held by NEA Ventures 2004, Limited Partnership. The individual managers do disclaim beneficial ownership of all these shares, except to the extent of their respective proportionate pecuniary interest therein. The address for Mr. Sandell is c/o New Enterprise Associates, 2490 Sand Hill Road, Menlo Park, CA 94025.
(10)	The address for Ms. Yu is c/o Sohu.com Inc., Vision International Center, No. 1 Unit Zhongguancun East Road, Haidian District, Beijing 100084, PRC.
(11)	Includes 743,750 ordinary shares issuable upon exercise of options exercisable within 60 days of May 31, 2007 held by Dr. Fan, which have exercise prices that range from $0.15 to $0.75 per share and expiration dates that range from July 16, 2013 to April 22, 2016.
(12)	Includes 350,000 ordinary shares issuable upon exercise of options exercisable within 60 days of May 31, 2007 held by Mr. Lu, which have exercise prices that range from $0.045 to $0.75 per share and expiration dates that range from October 30, 2011 to April 22, 2016.
(13)	The number of ordinary shares beneficially owned by all executive officers and directors as a group is the number of shares that would be beneficially owned by such group after the closing of this offering and includes 6,150,912 ordinary shares issuable upon exercise of options exercisable within 60 days of May 31, 2007 held by the executive officers and directors. As of May 31, 2007, options to purchase 16,006,875 ordinary shares have been granted under our Second Amended and Restated 2001 Stock Plan to our directors and executive officers, of which options to purchase 15,008,959 ordinary shares were outstanding.
(14)	Includes (i) 16,831 ordinary shares owned by NEA Ventures 2004, Limited Partnership and (ii) 24,305,799 ordinary shares owned by New Enterprise Associates 11, Limited Partnership. The general partner for NEA Ventures 2004 Limited Partnership is J. Daniel Moore. The general partner for New Enterprise Associates 11, Limited Partnership is NEA Partners 11, Limited Partnership. The general partner for NEA Partners 11, Limited Partnership is NEA 11 GP, LLC. The individual managers of NEA 11 GP, LLC are M. James Barrett, Peter J. Barris, Forest Baskett, Ryan D. Drant, Krishna “Kittu” Kolluri, C. Richard Kramlich, Charles M. Linehan, Charles W. Newhall, III, Mark W. Perry, Scott D. Sandell and Eugene A. Trainor, III. Each of the individual managers may be deemed to have voting and dispositive power with respect to such shares of New Enterprise Associates 11, Limited Partnership listed. The individual managers do not have voting or dispositive power with respect to the shares held by NEA Ventures 2004, Limited Partnership. The individual managers do disclaim beneficial ownership of all these shares, except to the extent of their respective proportionate pecuniary interest therein. The address for New Enterprise Associates 11, Limited Partnership is 2490 Sand Hill Road, Menlo Park, CA 94025.
(15)	Includes 913,043 ordinary shares held by Central Technology Venture Capital Investment Corporation; 1,712,873 ordinary shares held by Communication Technology Venture Capital Investment Corporation; 339,633 ordinary shares held by Emerging Technology Venture Capital Investment Corporation; 35,042 ordinary shares held by Fortune Consulting Group, Inc.; 566,064 ordinary shares held by Fortune IC Fund I; 3,067,713 ordinary shares held by Fortunetech Seed Fund Ltd; 847,146 ordinary shares held by Fortune Technology Fund I Ltd.; 630,715 ordinary shares held by Fortune Technology Fund II Ltd.; 913,043 ordinary shares held by Golden Technology Venture Capital Investment Corporation; 339,639 ordinary shares held by Grand Cathay & Fortune Technology Venture Capital Investment Corporation; 339,639 ordinary shares held by Legend Technology Venture Capital Investment Corporation; 913,037 ordinary shares held by NCTU Spring I Technology Venture Capital Investment Corporation; 115,435 ordinary shares held by One Capital Asia Fund I Ltd.; and 913,043 ordinary shares held by Titan Technology Venture Capital Investment Corporation. Fortune Consulting Group, Inc. is the manager of Central Technology Venture Capital Investment Corporation, Communication Technology Venture Capital Investment Corporation, Emerging Technology Venture Capital Investment Corporation, Fortune IC Fund I, Golden Technology Venture Capital Investment Corporation, Grand Cathay & Fortune Technology Venture Capital Investment Corporation, Legend Technology Venture Capital Investment Corporation, NCTU Spring I Technology Venture Capital Investment Corporation and Titan Technology Venture Capital Investment Corporation. Fortunetech Partners, LLC is the manager of Fortunetech Seed Fund Ltd. Fortune Venture Management Pte. Ltd. is the manager of Fortune Technology Fund I Ltd., Fortune Technology Fund II Ltd. and OneCapital Asia Fund I Ltd. Each of Fortune Consulting Group, Inc., Fortunetech Partners, LLC and Fortune Venture Management Pte. Ltd. is affiliated with Fortune Venture Investment Group, or FVIG. Fan Chao-Ying Chew, Lo-Hou Chew and Chih-Yuan Chen serve on the board of directors of FVIG. The board of directors of FVIG makes voting and investment decisions with respect to all of our shares beneficially owned by Fortune Consulting Group, Inc., Fortunetech Partners, LLC and Fortune Venture Management Pte. Ltd. Each director of FVIG disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein. The address for Fortune Venture Investment Group is 13F-1, No. 128, Min Sheng E. Road, Sec. 3, Taipei, Taiwan.
(16)	Includes 830,687 ordinary shares held by Pacific Technology Advisors, LDC; 4,557,227 ordinary shares held by Pacific Technology Partners, L.P.; and 2,412,388 ordinary shares held by Pacific United Technology, L.P. Pacific Technology Advisors, LDC is the general partner of Pacific Technology Partners, L.P. and Pacific United Partners, LDC is the general partner of Pacific United Technology, L.P. Each of Pacific Technology Advisors, LDC and Pacific United Partners, LDC is affiliated with Pacific Venture Partners. The managing members of Pacific Venture Partners, or the Managers of Pacific Venture Partners, are Paul Wang and Ben Yang. The Managers of Pacific Venture Partners make voting and investment decisions with respect to all of our shares beneficially owned by Pacific Technology Advisors, LDC, Pacific Technology Partners, L.P. and Pacific United Technology, L.P. The Managers of Pacific Venture Partners disclaim beneficial ownership of these shares, except to the extent of their pecuniary interest therein. The address for Pacific Venture Partners is CITIC Square, 1168 Nan Jing Xi Lu, Shanghai 200041, PRC .
(17)	The address for Chien-Chun Chang is 1F, No. 8, Jhongtai E. Road, North District, Taichung City 404, Taiwan.
(18)	Fortis Private Equity Asia Fund, N.V. is managed by Fortis Private Equity (Asia) Ltd. The manager of Fortis Private Equity (Asia) Ltd. is Takashi Suzuki. Mr. Suzuki disclaims beneficial ownership of these shares. The address for Fortis Private Equity Asia Fund, N.V. is c/o Fortis Private Equity (H.K.) Ltd., 18th Floor, Fortis Bank Tower, 77-79 Gloucester Road, Hong Kong.
(19)	IP Fund One, L.P. is co-managed by William Lu, Chairman and President of Acer Technology Ventures Asia Pacific Ltd., and Ronald Chwang, Chairman and President of Acer Technology Ventures America LLC. Messrs. Lu and Chwang disclaim beneficial ownership of these shares, except to the extent of their pecuniary interest therein. The address for IP Fund One, L.P. is c/o Room 1802, 168 Xizang Zhong Road, Shanghai 200001, People’s Republic of China.
(20)	Margaret Liu is the trustee of the Margaret Liu Living Trust. Ms. Liu disclaims beneficial ownership of these shares, except to the extent of her pecuniary interest therein. The address for the Margaret Liu Living Trust is 765 Market Street, #31A, San Francisco, CA 94103.
(21)	Parawin Venture Capital Corp. is managed by Sharon Liao. Ms. Liao disclaims beneficial ownership of these shares, except to the extent of her pecuniary interest therein. The address for Parawin Venture Capital Corp. is 11F-1, No. 89, Sung-Jen Rd., Taipei, Taiwan.
(22)	Shanghai Hua Hong Int’l Inc. is managed by Zhongrui Xia. Mr. Xia disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein. The address for Shanghai Hua Hong Int’l Inc. is 4675 Stevens Creek Blvd., Suite 125, Santa Clara, CA 95051.

As of May 31, 2007, there were 100,328,561 ordinary shares outstanding on an as-converted basis, 57.1% of which were held by 105 record holders in the United States.

None of our shareholders has informed us that he or she is affiliated with a registered broker-dealer or is in the business of underwriting securities.

None of our shareholders has different voting rights from other shareholders after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Shares Eligible for Future Sale—Number of Shares Eligible for Future Sale

Taking into account the lock-up restrictions, the number of restricted shares that will be available for resale in the public market under the provisions of Rules 144, 144(k) and 701 will be as follows:

•	Beginning on the date of this prospectus, 26,996,400 ordinary shares represented by ADSs sold in the offering, will be immediately available for sale in the public market;

•	Beginning on the 181st day after the date of this prospectus, 65,365,150 of our ordinary shares will become eligible for resale, subject to volume, manner of sale and other limitations under Rule 144;

•

Beginning on the 181st day after the date of this prospectus, 25,438,812 of our ordinary shares will become eligible for resale under Rule 144(k), assuming holders of these shares are not deemed to have been our affiliates at any time during the three months preceding a resale;

•

Beginning on the 181st day after the date of this prospectus, 6,038,695 of our ordinary shares acquired through the exercise of options by holders who are not our affiliates will be eligible for resale under Rule 701; and

•	From time to time more than 181 days after the date of this prospectus, 489,504 of our ordinary shares will become eligible for resale in the public market.

Expenses Relating to this Offering

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, which are expected to be incurred in connection with the offer and sale of the ADSs by us and the selling shareholders. With the exception of the SEC registration fee, Nasdaq Global Market listing and entry fee and the National Association of Securities Dealers, Inc. filing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	$4,145
Nasdaq Global Market Listing and Entry Fee	100,000
National Association of Securities Dealers, Inc. Filing Fee	14,000
Printing Expenses	200,000
Legal Fees and Expenses	2,000,000
Accounting Fees and Expenses	1,000,000
Miscellaneous	500,000

Total	$3,818,145

The underwriters have agreed to reimburse us for a portion of our fees and expenses. All other expenses for the offering will be borne by us.

To review a filed copy of our current registration statement, click on the following link:

http://www.sec.gov/Archives/edgar/data/1287950/000119312507140772/0001193125-07-140772-index.htm

*  *  *

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV OR BY CLICKING ON THE LINK ABOVE. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND TO YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING MORGAN STANLEY AT TOLL-FREE 1-800-584-6837 OR LEHMAN BROTHERS AT TOLL-FREE 1-888-603-5847.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW OR ELSEWHERE WITHIN THE ELECTRONIC MAIL ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA ELECTRONIC MAIL.